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SEC FILE NUMBER
000-27598

CUSIP NUMBER
462684101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 29, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Iridex Corporation

Full Name of Registrant

Former Name if Applicable
1212 Terra Bella Avenue

Address of Principal Executive Office (Street and Number)
Mountain View, CA 94043

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant was unable to file its Annual Report on Form 10-K for the fiscal year ended December 29, 2007 (the “2007 Form 10-K”) by the prescribed due date of March 28, 2008 without unreasonable effort and expense due to the facts that (i) the Registrant acquired the assets of the aesthetics business of Laserscope (the “Laserscope Aesthetics Business”) during fiscal 2007 and this acquisition generated additional work, analysis and disclosure requirements with respect to the filing of the 2007 Form 10-K, including the need to obtain a 3rd party impairment of goodwill analysis and (ii) the Company was engaged in refinancing its bank debt obligations, which generated additional demands on management’s time and resources that otherwise would have been focused on completing and filing the 2007 Form 10-K. Management continues to work diligently to obtain the necessary information and to complete the work necessary to file the 2007 Form 10-K, and the Registrant expects to file the 2007 Form 10-K on or before the fifteenth calendar day following the prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James H. Mackaness	(650)	962-8848
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s financial condition and results of operations as of and for the year ended December 29, 2007 include the results of the acquisition of the Laserscope Aesthetics Business on January 17, 2007, as described in the Registrant’s previously filed periodic reports. The year ending December 30, 2006 did not include the results of the Laserscope Aesthetics Business.

Iridex Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 28, 2008	By:	/s/ Theodore A. Boutacoff

Theodore A. Boutacoff
President and Chief Executive Officer